UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March 2016

Golar LNG Limited
(Translation of registrant’s name into English)
2nd Floor,
S.E. Pearman Building,
9 Par-la-Ville Road,
Hamilton, HM 11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

INTERIM RESULTS FOR THE PERIOD ENDED 31 MARCH 2016

Highlights

•	EBITDA* in the quarter reported a loss of $21.7 million compared to a 4Q loss of $12.0 million.

•	Agreed to drop down the FSRU Golar Tundra to Golar Partners for $330 million.

•	Entered into a MoU with Schlumberger to co-operate globally on the development of green field, brown field and stranded gas reserves using GoFLNG vessels.

•	Golar GenPower Brasil Participações S.A. and ExxonMobil Titan LNG Limited (“ExxonMobil”) agree heads of terms for supply of LNG to the approximately 1,500MW Porto de Sergipe project.

•	Refinanced first newbuild LNG carrier Golar Seal releasing $48.7 million of additional liquidity.

•	Dividend maintained at $0.05 per share for the quarter.

Subsequent events

•	Concluded sale of FSRU Golar Tundra to Golar Partners generating additional $100 million of 2Q liquidity for Golar.

•	Completed site specific modifications to Golar Tundra. FSRU now proceeding to Ghana.

•	Oscar Spieler who has previous experience as Golar CEO and a proven and successful track record delivering complex engineering projects is appointed as CEO.

•	The subordination period for Golar’s subordinated units in Golar Partners expires. By June 30, 2016 15.9 million subordinated units will convert to common units.

Financial Review
Business Performance

	2016	2015
(in thousands of $)	Jan-Mar	Oct-Dec
Time and voyage charter revenues	16,560	20,118
Vessel and other management fees	2,085	2,876
Vessel operating expenses	(15,573)	(13,450)
Voyage and commission expenses	(13,209)	(11,528)
Administrative expenses	(11,576)	(10,061)
Depreciation and amortization	(19,444)	(19,541)

Total Adjusted Operating Losses**	(41,157)	(31,586)
Add back
Depreciation and amortization	19,444	19,541
EBITDA*	(21,713)	(12,045)
* EBITDA is defined as earnings before interest, depreciation and amortization. EBITDA is a non-GAAP financial measure. A non-GAAP financial measure is generally defined by the Securities and Exchange Commission as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable U.S. GAAP measure. We have presented EBITDA as we believe it provides useful information to investors because it is a basis upon which we measure our operations and efficiency. EBITDA is not a measure of our financial performance under U.S. GAAP and should not be construed as an alternative to net income (loss) or other financial measures presented in accordance with U.S. GAAP.

** Adjusted Operating Losses exclude gains and losses on disposals and impairments of assets.

Golar LNG Limited (“Golar” or “the Company”) reported today a 1Q adjusted operating loss of $41.2 million as compared to $31.6 million in 4Q 2015.  Although headline shipping rates remained relatively unchanged, utilisation fell from 42% in 4Q 2015 to 24% in 1Q and revenue dropped accordingly from $20.1 million in 4Q of 2015 to $16.6 million in 1Q. The two carriers employed by Nigeria LNG in January 2015 concluded their charters during March 2016 and have both since been entered into the Cool Pool. Partially mitigating the loss of this income was revenue earned by the Golar Arctic which commenced its two year FSU service with New Fortress Energy offshore Jamaica. Layup of the steam turbine vessel Golar Grand at the end of 4Q 2015 together with efficient deployment of vessels by the Cool Pool has helped to mitigate bunker costs associated with the increase in idle time. Of the $13.2 million voyage and commission expenses, $5.8 million represents the cost of chartering in the Golar Grand from our affiliate Golar LNG Partners LP (“Golar Partners”).  As charterers of the Golar Grand, Golar have now placed the vessel into layup pending a recovery in the shipping market. This has resulted in operating cost savings of approximately $10,000 per day during the quarter which are being passed back to Golar by way of a lower daily hire rate under the terms of the charter agreement.

Vessel operating expenses increased $2.1 million to $15.6 million.  Of this increase, $1.7 million is due to a full quarter’s cost of the Golar Tundra, having been delivered on November 25, 2015, and additional repairs and maintenance and storing up costs incurred in advance of the Golar Arctic commencing service off Jamaica. Administration costs at $11.5 million were $1.5 million higher than 4Q 2015.  Project costs increased by $1.0 million and share option charges normalised following a credit in 4Q of 2015 in respect of options forfeited.

Collectively the above resulted in a $9.7 million increase in EBITDA from a loss of $12.0 million in 4Q to a loss of $21.7 million in 1Q.

Net Income Summary

(in thousands of $)	2016	2015
	Jan-Mar	Oct-Dec
Total Adjusted Operating Loss**	(41,157)	(31,586)
Net gain / (loss) on disposals (includes amortization of deferred gains)	126	(1,033)
Impairment of long-term assets	(1,706)	(1,957)
Other gains and losses (LNG trade)	16	0
Dividend income	4,178	4,115
Net interest expense	(5,127)	(9,179)
Other financial items	(28,880)	(27,043)
Taxes	676	490
Equity in net earnings of affiliates	(5,397)	6,321
Non-controlling Interests	(2,817)	(11,020)
Net loss	(80,088)	(70,892)

In 1Q the Company generated a net loss of $80.1 million. Notable contributors to this are summarised as follows:

•
1Q net interest expense at $5.1 million has decreased from the prior quarters $9.2 million. The funding costs in respect of the six bank owned subsidiaries set up for the sale and leaseback financed vessels, which Golar consolidates, have increased. This has been more than offset by an increase in capitalised interest (a credit to interest expense) in respect of assets under construction.

•
Other Financial Items at $28.9 million for 1Q were in line overall with the prior quarter cost of $27.0 million. A 1Q mark to market gain of $11.1 million was recorded against the Company’s Total Return Equity Swap compared to a 4Q loss of $35.6 million representing the increase in Golar’s share price from $15.79 on December 31 to $17.97 on March 31. Following a decrease in interest rates a 4Q non-cash gain of $16.1 million on mark-to-market valuations of interest rate swaps became a 1Q loss of $23.4 million. An impairment charge of $8.1 million was recorded in respect of a loan receivable from the now cancelled 0.6mtpa Douglas Channel project. Repayment of the loan was dependent on the projects replacement sponsors reaching a Final Investment Decision (“FID”). Amortisation of debt related expenses increased from $1.8 million in 4Q to $4.4 million in 1Q following the write off of expenses in connection with a former Golar Seal facility which was extinguished during the quarter. Charges in respect of unhedged interest rate swaps amounted to $3.1 million for the quarter.

•
Golar Partners overall contribution to the Company’s 1Q result was lower by $11.6 million compared to 4Q following a $40.4 million decrease in Golar Partner’s reported net income. Cash flows are not however impacted by this. In line with 4Q, the Company has received $13.2 million in cash in respect of its common units, subordinated units, GP and IDRs in Golar Partners.

Commercial Review

Existing Assets and Contracts

LNG Shipping
The early part of 2016 has witnessed a continuation of the weak LNG freight market. The majority of fixtures have been in the Pacific basin, however they have tended to be for relatively short periods, and this is also where the largest number of idle vessels are located. Owners’ economics have remained under pressure as charterers have taken full advantage of this over capacity. In the Atlantic there are fewer vessels but there have also been fewer fixtures as reload activity from Europe remains subdued. Middle Eastern activity was light during 1Q but has picked up as we approach mid-year when Middle East and South American importers increase gas demand.

Slower than expected start-ups at Sabine Pass in the US, Gorgon in Australia and Angola LNG have weighed negatively on the shipping market although most of the dedicated ships for these projects have been withdrawn from the spot market in recent weeks. Portfolio players with large fleets continue to be long on carriers, though some who were expecting to be long on tonnage have found themselves more balanced than originally anticipated.

The recent Enarsa tender for 35 cargoes into Argentina stimulated additional chartering activity in early 2Q however it is too early to determine to what extent this might translate into an improvement over 1Q utilisation. A gradual recovery, hand in hand with the ramp up and start-up of projects should result in improving utilisation and charter terms, initially for newbuild TFDE tonnage, and then for modern steam vessels. Golar has therefore decided to place its spot traded modern steam vessels Golar Viking and Golar Grand into layup. Although headline rates for newbuild TFDE vessels remain unchanged at around $25-30k/day, round-trip economics result in a substantially lower effective rate. All of Golar’s ten newbuilds are now operating inside the Cool Pool.

During the quarter Golar concluded a 2 year charter agreement with New Fortress Energy Transport Partners LLC for the employment of Golar Arctic in Jamaica.

FSRUs
Golar’s existing fleet of six operating FSRUs, all of which reside within Golar Partners but managed by the Company, have maintained operational excellence achieving 100% availability during scheduled 1Q operations.

Toward the end of 1Q the FSRU Golar Tundra proceeded to Keppel Shipyard for the minor modifications required to ensure compatibility with receiving facilities inside the port of Tema, Ghana. The vessel modifications were completed in May and the Tundra is now proceeding to Ghana where it is due to arrive shortly. The Partnership is preparing to tender notice of readiness in the very near future and payments under the contract commence 30 days thereafter.

FLNG
The GoFLNG Hilli conversion project remains on schedule and within budget. Preparations for pre-operations, commissioning, start-up and the development of an Operations Management system continue apace. Recruitment of operations personnel has also started. Our Cameroon site representative has been appointed and a mooring provider has been selected. Golar expects to deliver its midstream contribution to the project by the contract start-up date in September 2017. Development of the upstream part of the project is proceeding well and is also expected to be ready in time.

Ophir’s recent announcement that they are to extend the project FID to 4Q 2016 for their Fortuna field remains within Golar’s revised deadline with Keppel for issuing a Notice to Proceed with the conversion of the Gandria.

Business Development Review

Shipping Activities
As noted above, this market continues to be particularly challenging. The Company’s pursuit of long-term charters is restricted by a spot market that currently creates little incentive to secure long-term tonnage. There are however signs of increased activity in the spot market as a result of the new production which has commenced. Market fundamentals remain supportive of a recovery commencing during 2H 2016 with further strengthening anticipated as more production comes on in 2017 and 2018.

FSRU activities
In response to the weak freight market and multiple FSRU opportunities, Golar will aggressively pursue the FSRU market and will look to convert some of its newbuild TFDE carriers into FSRUs. To date Golar is the only company to have cost effectively and quickly converted LNG carriers into FSRUs. The market for FSRU services shows healthy signs of activity with an increasing number of projects being promoted to start within the next three years.  This is expected given the low LNG price. What continues to be a challenge is determining which projects will actually come to fruition and by when.  Golar is working on several opportunities which have the potential to be awarded over the next year and start over the next three years.  While there appear to only be three uncommitted FSRU newbuild orders, of which Golar has one, there are some existing regasification vessels and a number of potential LNG carriers being promoted for conversion by their owners to meet the prospective FSRU project demand.  Golar is currently in serious discussions with various customers to provide bespoke carrier conversions.

GoFLNG - Business Development Progress
Ophir have announced that a FID for their Fortuna FLNG project in Equatorial Guinea has been delayed until 4Q 2016. Golar and Ophir are working constructively together in order to bring this project forward. This also includes considering alternative ways to develop and finance the project. The project benefits from world class gas reserves that aide robust economics which have been further improved by significantly reduced development costs. Golar anticipates that a final decision regarding its participation in this project will be taken within the next three months.

A number of FLNG opportunities are being progressed with target first LNG production between 2019 and 2020.  These projects are well matched to our generic GoFLNG technology and have the potential to be multi vessel deployments enabling phased development of the upstream resource.  Although most of these opportunities are located in the West Africa region, we also note that there are a number in other locations confirming the growing appetite for rapid monetisation options.

Significant efforts have been, and continue to be invested into formalising our joint cooperation framework with Schlumberger that seeks to jointly develop end-to-end stranded gas solutions utilising Golar’s GoFLNG technology.

Golar Power
The development of “Golar Power” took a significant step forward during the quarter with Golar GenPower Brasil Participações S.A. ("Golar GenPower"), a joint venture between LNG Power Limited (UK), a standalone non-recourse subsidiary of Golar LNG Limited and GenPower Participações S.A., signing a framework agreement for the supply of LNG to the natural gas fired power generation project it is developing in the Brazilian state of Sergipe. Golar GenPower and ExxonMobil have agreed heads of terms covering the supply of LNG to the approximately 1,500MW Porto de Sergipe project. The LNG supply is conditional on execution of a fully termed LNG SPA. Development of a turnkey EPC contract and financing of the project are also progressing well. Collectively these represent significant steps toward a positive final investment decision for this project. The Company anticipates a FID before the end of

2016 which provides sufficient time to complete construction of the power plant and supporting infrastructure ahead of the contractual January 2020 project start-up.

Financing Review

LNG Carrier refinancing
During March Golar refinanced the LNG carrier Golar Seal. Formerly one of the vessels financed by the $1.125 billion export credit backed multi vessel facility, the refinancing involved the repayment of $108.4 million in principal and interest and the drawdown of $162.4 million against a new sale and leaseback facility provided by China Construction Bank Finance Leasing. After settlement of set-up fees and prepayment of 3-months principal, the net cash added to Golar’s 1Q liquidity amounted to $48.7 million.

FSRU Tundra dropdown and financing
During 1Q Golar entered into an agreement to sell the FSRU Golar Tundra to Golar Partners for $330.0 million. Golar Partners agreed to prepay approximately $30.0 million upon execution of the purchase agreement in February with the balance payable upon completion. The Tundra financing facility which was arranged prior to securing the 5-year charter with West Africa Gas Limited provided for an additional 10% leverage draw-able in the event that a long-term charter was secured. Having subsequently satisfied this requirement, Golar drew a further $25.5 million against this facility in April which has been added to 2Q liquidity. The outstanding debt in respect of the FSRU Golar Tundra due to China Merchants Bank Leasing now stands at $222.7 million. On May 23 the sale completed and this debt will be novated to Golar Partners. Having drawn down against its 7-vessel $800 million refinance facility the Partnership simultaneously settled in cash the outstanding $77.3 million due to Golar.

GoFLNG financing
As at March 31, 2016, $572 million has been spent on the GoFLNG Hilli conversion. To date Golar has drawn down $150 million against the $960 million CSSCL GoFLNG Hilli facility. Drawdowns are submitted in tranches of $50 million and $50 million has been drawn in each of the quarters 4Q 2015, 1Q and 2Q 2016. Remaining conversion and site specific costs for the GoFLNG Hilli are expected to be satisfied by this facility. Part of the $680 million equity tied up in this project is also expected to be released to Golar when the last debt tranche is drawn down at contract commencement.

Receipt of a committed facility in respect of the Gandria is subject to confirmation of charter terms and a minimum level of EBITDA for Golar. Further progress with financiers will therefore be subject to confirmation of the new upstream partners, the LNG offtaker(s), and crucially, the finalised tolling contract with Ophir. Based on current project discussions and developments, the Board remains optimistic than an attractive financing package can be arranged.

Liquidity
Golar’s total cash position as at March 31 was $460.8 million. Of this $280.0 million and $81.9 million respectively is restricted cash relating to the GoFLNG Hilli letter of credit and the Company’s total return swap.

During March 2016, the Company completed the first of its ship re-financings. The LNG carrier Golar Seal, formerly financed as part of the $1.125 billion ECA backed facility was refinanced with a sale and leaseback facility provided by China Construction Bank Leasing. This released $48.7 million of equity and also removed one of the Company’s two 4Q 2018 refinancing requirements.

As announced, the Company completed the dropdown of the FSRU Golar Tundra to Golar Partners on May 23, 2016. Net of debt repayments on the Golar Tundra facility, this transaction will add $100 million of liquidity to Golar’s 2Q balance sheet. The Company will continue to consolidate the company that owns the Golar Tundra until its contract with West Africa Gas Limited commences.

Golar continues to engage with financial institutions with regard to options in respect of the March 2017 maturing convertible bond. Various alternatives are under review, however the Company is working on the basis that the Bond will be paid in full at maturity in March 2017 and that the collateral linked to this bond could be released for alternative financing. As at 27 May, 2016, the total value of Golar’s holding in GMLP, most of which secures the convertible bond, is $322.7 million.

Corporate and other matters

Share Buybacks
As at March 31, 2016, Golar had forward contracts to repurchase 3.0 million of its own shares at an average price of $41.10 per share. On January 6 the Company announced that it had settled and reduced its exposure by an aggregate 0.5 million shares.

Golar’s stake in Golar Partners remains unchanged at 30.7%. No shares in Golar Partners have been purchased since 3Q 2015.

Shares and options
As at March 31, 2016, there were 93.0 million Golar shares outstanding including the 3.0 million Total Return Swap shares. There were also 2.3 million outstanding stock options in issue with an average strike price of approximately $51.97 per share.

Dividend
The Board has left the dividend unchanged at $0.05 per share for the quarter and expects to maintain this dividend until the GoFLNG Hilli commences operations in 2H 2017. The record date for the dividend will be June 15, the ex-dividend date is June 13 and the dividend will be paid on or about July 7, 2016.

Changes to Directors and Officers
On February 29 the Company appointed Ms. Lori Wheeler Naess as a Director and Audit Committee Chairperson. Ms. Naess was most recently a Director with PWC in Oslo and has previously served as a Senior Advisor for the Financial Supervisory Authority in Norway and held other roles with PWC in the US, Norway and Germany.

On May 10 Gary Smith resigned from his position as Chief Executive Officer and Mr. Oscar Spieler was appointed as his replacement. Mr. Spieler is based in Oslo where the majority of Golar’s operations and employees now reside. Most recently Mr. Spieler has been responsible for the development of the GoFLNG Hilli project which has now progressed into its crucial execution phase. Mr. Spieler previously served as CEO of Golar between July 2009 and June 2011 and is a Naval Architect with a successful track record of delivering complex offshore and shipping related projects. He has previously served with Bergessen, DNV and also held senior positions within John Fredriksen's Seatankers group.

Outlook

The Cool Pool concluded eight voyages that commenced during the first quarter of 2016. During the second quarter to date, 20 have been fixed. Whilst the shipping market remains weak, Golar retains the view that this will improve during the second half of 2016 ahead of an ongoing recovery as additional production commences in 2017 and 2018.

In contrast to the shipping market, the FSRU business remains strong and supports a more positive outlook. Although the last contract award was six months ago, the lack of recent announcements by Golar or its main competitors belies high levels of enquiry behind the scenes. FSRU contracts take time to develop from conception to contract, however current gas prices and levels of availability are creating an urgency to shorten these lead times from those keen to maximise the benefit derived from rapid access to gas.

An anticipated movement toward the delinking of LNG prices from oil prices will likely create additional demand for LNG. Significant cost reduction can be achieved by energy consumers converting fuel oil based energy production to LNG. Coincident with this, approximately 115 million tonnes of new LNG capacity (45% of current global production) will deliver into the market by the end of 2018. Although most of this new LNG has already been earmarked for specific markets, a reasonable portion is now looking for a new market, a fact that further enhances the FSRU business case. It is the Company’s belief that this new supply will ultimately be sold into the market and that this will require additional infrastructure. However, conventional approaches to executing LNG projects currently look unlikely to cost effectively deliver new supply in the future. This fact underpins Golar’s belief in the viability of its flexible and low cost GoFLNG offering.

The Company has some significant and interesting growth opportunities in the form of new FSRU business, the GoFLNG business development with Schlumberger and the development of Golar Power. To a certain extent the attractiveness of these opportunities depends on attractive available debt and equity financing. The current price of Golar's equity clearly places limits on such a growth strategy.

The structuring of Golar Power as a stand alone entity with third party investors is progressing well and further clarifications should be expected over the coming months. If successful, the new structure is expected to take out shipping capacity for conversion, free up cash and provide a material portion of the growth capital required to finance FSRU and power activities going forward.

Golar’s number one priority however is to complete and deliver its first GoFLNG unit to the Cameroon Project on time and on budget, a task that it is well on the way to achieving. The financial return of the Hilli project will be materially improved if increased utilisation can be achieved through use of trains 3 and 4. Based on existing available gas reserves, the competitive situation and the government of Cameroon’s wish to develop stranded gas reserves, the Board is cautiously optimistic that increased utilisation of Hilli can be achieved after production start-up without further midstream investment by the Company.

Forward Looking Statements
This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are: changes in LNG carriers, FSRU and floating LNG vessel market trends, including charter rates, ship values and technological advancements; changes in the supply and demand for LNG; changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs; and floating LNG vessels; changes in Golar’s ability to retrofit vessels as FSRUs and floating LNG vessels, Golar’s ability to obtain financing for such retrofitting on acceptable terms or at all and the timing of the delivery and acceptance of such retrofitted vessels; increases in costs; changes in the availability of vessels to purchase, the time it takes to construct new vessels, or the vessels’ useful lives; changes in the ability of Golar to obtain additional financing; changes in Golar’s relationships with major chartering parties; changes in Golar’s ability to sell vessels to Golar LNG Partners LP; Golar’s ability to integrate and realize the benefits of acquisitions; changes in rules and regulations applicable to LNG carriers, FSRUs and floating LNG vessels; changes in domestic and international political conditions, particularly where Golar operates; as well as other factors discussed in Golar’s most recent Form 20-F filed with the Securities and Exchange Commission. Unpredictable or unknown factors also could have material adverse effects on forward-looking statements.

May 31, 2016
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda
Questions should be directed to:
Golar Management Limited - +44 207 063 7900
Oscar Spieler - Chief Executive Officer
Brian Tienzo - Chief Financial Officer
Stuart Buchanan - Head of Investor Relations

Golar LNG Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2016	2015	2015	2015
(in thousands of $)	Jan-Mar	Oct-Dec	Jan-Mar	Jan-Dec

Time charter revenues	16,560	20,118	28,835	90,127
Vessel and other management fees	2,085	2,876	3,323	12,547
Total operating revenues	18,645	22,994	32,158	102,674

Vessel operating expenses	15,573	13,450	14,537	56,347
Voyage, charter-hire and commission expenses (1)	13,209	11,528	23,707	69,042
Administrative expenses	11,576	10,061	6,952	33,526
Depreciation and amortization	19,444	19,541	17,697	73,732
Impairment of long-term assets	1,706	1,957	—	1,957
Total operating expenses	61,508	56,537	62,893	234,604

Net gain (loss) on disposals to Golar Partners (including amortization of deferred gains)	126	(1,033)	103,664	102,884
Impairment of vessel held-for-sale	—	—	—	(1,032)
Other operating gains and losses (LNG Trade)	16	—	—	—
Loss on disposal of vessel held-for-sale	—	—	(5,824)	(5,824)
Operating (loss) income	(42,721)	(34,576)	67,105	(35,902)

Other non-operating income (expense)
Dividend income	4,178	4,115	3,581	15,524
Loss on sale of available-for-sale-securities	—	—	(3,011)	(3,011)
Total other non-operating income	4,178	4,115	570	12,513

Financial income (expense)
Interest income	895	2,110	1,592	6,896
Interest expense	(6,022)	(11,289)	(16,629)	(62,911)
Other financial items	(28,880)	(27,043)	(31,951)	(118,604)
Net financial expense	(34,007)	(36,222)	(46,988)	(174,619)

(Loss) income before taxes and equity in net earnings of affiliates	(72,550)	(66,683)	20,687	(198,008)
Taxes	676	490	1,061	3,053
Equity in net earnings of affiliates	(5,397)	6,321	2,819	16,454

Net (loss) income	(77,271)	(59,872)	24,567	(178,501)
Net income attributable to non-controlling interests	(2,817)	(11,020)	(2,649)	(19,158)

Net (loss) income attributable to Golar LNG Ltd	(80,088)	(70,892)	21,918	(197,659)

(1) This includes related party charter-hire expenses of $5.8 million and $7.2 million for the quarters ended March 31, 2016 and December 31, 2015, respectively.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	2016	2015	2015	2015
(in thousands of $)	Jan-Mar	Oct-Dec	Jan-Mar	Jan-Dec

Net (loss) income	(77,271)	(59,872)	24,567	(178,501)

Other comprehensive income (loss):
Gain associated with pensions (net of tax)	—	2,851	—	2,851
Net (loss) gain on qualifying cash flow hedging instruments (1)	(44)	213	(529)	(493)
Net gain (loss) on investments in available-for-sale securities	2,500	(2,461)	(20,679)	(44,359)
Other comprehensive income (loss)	2,456	603	(21,208)	(42,001)
Comprehensive (loss) income	(74,815)	(59,269)	3,359	(220,502)

Comprehensive (loss) income attributable to:

Stockholders of Golar LNG Limited	(77,632)	(70,289)	710	(239,660)
Non-controlling interests	2,817	11,020	2,649	19,158
	(74,815)	(59,269)	3,359	(220,502)

(1) Includes share of net loss of $nil for the quarter ended March 31, 2016 on qualifying cash flow hedging instruments held by an affiliate (for the quarter ended December 31, 2015: net gain of $0.2 million).

Golar LNG Limited

CONDENSED CONSOLIDATED BALANCE SHEETS

	2016	2015
(in thousands of $)	Mar-31	Dec-31
	Unaudited	Audited

ASSETS
Current
Cash and cash equivalents	92,916	105,235
Restricted cash and short-term receivables (2)	135,947	228,202
Other current assets	26,345	37,877
Assets held-for-sale (1)(2)	275,157	269,459
Total current assets	530,365	640,773
Non-current
Restricted cash	280,386	180,361
Investment in available-for-sale securities	28,030	25,530
Investment in affiliates	298,412	313,021
Cost method investments	204,172	204,172
Newbuildings	12,773	13,561
Asset under development	571,629	501,022
Vessels and equipment, net	2,321,459	2,336,144
Other non-current assets	33,814	50,850
Long-term debt due from related party	3,000	—
Total assets	4,284,040	4,265,434

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Current portion of long-term debt and short-term debt (2)	750,860	501,618
Amounts due to related parties	42,756	7,128
Other current liabilities	238,389	255,197
Liabilities held-for-sale (1)(2)	204,405	203,638
Total current liabilities	1,236,410	967,581
Long-term
Long-term debt (2)(3)	1,171,869	1,334,289
Other long-term liabilities	67,617	69,225
Total Liabilities	2,475,896	2,371,095

Equity
Stockholders' equity	1,784,514	1,873,526
Non-controlling interest	23,630	20,813

Total liabilities and stockholders' equity	4,284,040	4,265,434

(1) In February 2016, we entered into an agreement to sell our interests in the companies that own and operate the FSRU the Golar Tundra to Golar Partners. Accordingly, as of March 31, 2016 and December 31, 2015, the assets and liabilities associated with the Golar Tundra sale were classified as 'held-for-sale'.
(2) Included within restricted cash, debt balances and assets and liabilities 'held-for-sale' are amounts relating to certain lessor entities (for which legal ownership resides with financial institutions) that we are required to consolidate under US GAAP into our financial statements as variable interest entities. Refer to Appendix A.
(3) Following the adoption of the amendments to ASC 835, deferred charges have been re-classified as a direct deduction to long-term debt as of March 31, 2016 and December 31, 2015.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2016	2015	2015	2015
(in thousands of $)	Jan-Mar	Oct-Dec	Jan-Mar	Jan-Dec

OPERATING ACTIVITIES
Net (loss) income	(77,271)	(59,872)	24,567	(178,501)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	19,444	19,541	17,697	73,732
Amortization of deferred tax benefits on intra-group transfers	(872)	(872)	(872)	(3,488)
Amortization of deferred charges and debt guarantee	2,856	381	(1,644)	(2,073)
(Gain) loss on disposal to Golar Partners (including amortization of deferred gain)	(126)	1,033	(103,664)	(102,884)
Equity in net earnings of affiliates	5,397	(6,321)	(2,819)	(16,454)
Impairment of vessel held-for-sale	—	—	—	1,032
Loss on sale of vessel	—	—	5,824	5,824
Dividend income from available-for-sale and cost investments recognized in other non-operating income	(4,178)	(4,115)	(3,581)	(15,524)
Dividends received	13,389	13,326	12,553	52,800
Drydocking expenditure	—	—	(10,369)	(10,405)
Stock-based compensation	1,279	514	1,626	4,125
Loss on disposal of available-for-sale securities	—	—	3,011	3,011
Change in market value of derivatives	12,295	19,472	25,562	79,136
Impairment of loan receivable	8,049	—	—	15,010
Other current and long-term assets	23,729	511	(18,232)	(17,521)
Other current and long-term liabilities	(1,274)	40,839	(6,333)	43,170
Net foreign exchange gain	29	521	1,143	2,404
Impairment of long-term assets	1,706	1,957	—	1,957
Restricted cash and short-term receivables	—	(280,000)	—	(280,000)
Net cash provided by (used in) operating activities	4,452	(253,085)	(55,531)	(344,649)

Golar LNG Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS (CONTINUED)

	2016	2015	2015	2015
(in thousands of $)	Jan-Mar	Oct-Dec	Jan-Mar	Jan-Dec

INVESTING ACTIVITIES
Additions to vessels and equipment	(4,506)	(2,477)	(155)	(26,110)
Additions to newbuildings	(155)	(154,336)	(390,244)	(559,667)
Additions to asset under development	(55,743)	(30,587)	(13,695)	(111,572)
Additions to available-for-sale securities	—	—	—	(5,023)
Proceeds from disposal of fixed assets	—	—	—	18,987
Investment in subsidiary, net of cash acquired	—	—	—	(16)
Proceeds from disposal of business to Golar Partners, net of cash disposed (including repayments on related vendor financing loans granted)	—	100,000	6,872	226,872
Repayment of short-term loan granted to third party	—	—	400	400
Loans granted (including related parties)	(1,000)	(1,000)	—	(2,000)
Repayment of short-term loan granted to Golar Partners	—	—	—	20,000
Proceeds from disposal of investments in available-for-sale securities	—	—	207,428	207,428
Restricted cash and short-term receivables	5,191	(24,412)	22,902	(25,255)
Net cash used in investing activities	(56,213)	(112,812)	(166,492)	(255,956)

FINANCING ACTIVITIES
Proceeds from short-term and long-term debt (including related parties)	242,400	365,561	552,584	918,801
Repayments of short-term and long-term debt (including related parties)	(128,316)	(93,901)	(94,583)	(215,363)
Financing costs paid	(3,032)	(11,975)	(10,868)	(23,266)
Cash dividends paid	(45,061)	—	(40,446)	(121,358)
Proceeds from exercise of share options	—	202	—	225
Purchase of treasury shares	(8,214)	(12,269)	—	(12,269)
Restricted cash and short-term receivables	(18,335)	672	11	(32,340)
Net cash provided by financing activities	39,442	248,290	406,698	514,430
Net (decrease) increase in cash and cash equivalents	(12,319)	(117,607)	184,675	(86,175)
Cash and cash equivalents at beginning of period	105,235	222,842	191,410	191,410
Cash and cash equivalents at end of period	92,916	105,235	376,085	105,235

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive (Loss) Income	Accumulated Retained Earnings	Total before Non- Controlling Interest	Non-Controlling Interest	Total Equity
Balance at December 31, 2014	93,415	—	1,307,087	200,000	5,171	675,179	2,280,852	1,655	2,282,507

Net loss	—	—	—	—	—	21,918	21,918	2,649	24,567
Dividends	—	—	—	—	—	(40,446)	(40,446)	—	(40,446)
Grant of share options	—	—	1,492	—	—	—	1,492	—	1,492
Forfeiture of share options	—	—	(188)	—	—	—	(188)	—	(188)
Cancellation of share options	—	—	527	—	—	—	527	—	527
Other comprehensive loss	—	—	—	—	(21,208)	—	(21,208)	—	(21,208)

Balance at March 31, 2015	93,415	—	1,308,918	200,000	(16,037)	656,651	2,242,947	4,304	2,247,251

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive (Loss) Income	Accumulated Retained Earnings	Total before Non- Controlling Interest	Non-Controlling Interest	Total Equity
Balance at December 31, 2015	93,547	(12,269)	1,317,806	200,000	(41,254)	315,696	1,873,526	20,813	1,894,339

Net loss	—	—	—	—	—	(80,088)	(80,088)	2,817	(77,271)
Dividends	—	—	—	—	—	(4,596)	(4,596)	—	(4,596)
Grant of share options	—	—	1,430	—	—	—	1,430	—	1,430
Other comprehensive income	—	—	—	—	2,456	—	2,456	—	2,456
Treasury shares	—	(8,214)	—	—	—	—	(8,214)	—	(8,214)

Balance at March 31, 2016	93,547	(20,483)	1,319,236	200,000	(38,798)	231,012	1,784,514	23,630	1,808,144

(1) Contributed Surplus is 'capital' that can be returned to shareholders without the need to reduce share capital, thereby giving Golar greater flexibility when it comes to declaring dividends.

Golar LNG Limited
APPENDIX A

Included within the restricted cash and short-term receivables, and debt balances are amounts relating to lessor VIE entities that we are required to consolidate under US GAAP into our financial statements as variable interest entities. The following table represents the impact of consolidating these lessor VIEs into our balance sheet, with respect to these line items:

(in thousands of $)	March 31, 2016	December 31, 2015
Restricted cash and short-term receivables	48,411	35,450

Current portion of long-term debt and short-term debt	439,779	424,628
Long-term debt	423,668	285,700

(1) In addition to the above disclosure there are amounts classified within assets and liabilities as 'held-for-sale' relating to the sale and leaseback of the Golar Tundra which includes the effect of consolidating the financing bank's subsidiary (CMBL). As of March 31, 2016 these include restricted cash and short-term receivables of $9.0 million in current assets and short-term debt of $201.7 million in current liabilities, respectively. The short-term debt relates to our long-term Golar Tundra lease financing.

(2) The consolidated results and net assets of the consolidated lessor VIE entities is based on management's best estimates.

(3) Subsequent to our fourth quarter 2015 earnings release, we received the audited financial statements of certain of these Lessor VIEs. Accordingly, we reflected reclassification adjustments to restricted cash and loan balances as presented on our consolidated balance sheet as of December 31, 2015, as filed within our 2015 Annual report on Form 20-F. These adjustments have also been reflected in the comparative balance sheet as at December 31, 2015, in this earnings release.